LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

JOHN C. BODNAR DIRECT (314) 444-7761	500 N. BROADWAY, SUITE 2000 ST. LOUIS, MISSOURI 63102-2147 WWW.LEWISRICE.COM JBODNAR@LEWISRICE.COM	TEL (314) 444-7600 FAX (314) 612-7761

January 24, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C. 20549

Re:	AmericanWest Bancorporation
Form S-4
Filed December 13, 2006
File No. 333-139311
Form 10-K for the fiscal year ended December 31, 2005
Filed March 8, 2006
File No. 000-18561

Ladies and Gentlemen:

As counsel to AmericanWest Bancorporation, we enclose herewith three marked copies of Amendment No. 1 to the company’s Registration Statement on Form S-4 as filed with the Commission today via EDGAR. The enclosed copies are marked to show all changes made to the Form S-4 Registration Statement filed with the Commission on December 13, 2006.

By letter dated January 17, 2007 the Commission provided comments on the Form S-4. Set forth below in regular print are such comments followed by the company’s responses thereto in bold, italicized print.

Form S-4

General

1.	Please confirm that AmericanWest and Far West did not exchange financial projections.

AmericanWest and Far West did not exchange financial projections. AmericanWest prepared its own financial projections of Far West based on information supplied by Far West but did not exchange such projections with Far West.

2.	Please provide the staff with copies of the board books prepared by KBW and Sheshmunoff in connection with the merger.

Copies of the materials dated October 17, 2006 provided by KBW to the AmericanWest board of directors and the materials dated October 17, 2006 provided by Sheshunoff to the Far West

ST. LOUIS, MO • KANSAS CITY, MO • ST. LOUIS COUNTY, MO • WASHINGTON, MO • JEFFERSON CITY, MO • BELLEVILLE, IL • OVERLAND PARK, KS

LEWIS, RICE & FINGERSH, L.C.

United States Securities and Exchange Commission

January 24, 2007

board of directors are being provided to the staff under separate cover with a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Summary, page 6

3.	Please revise your statement in the initial sentence that the summary highlights “selected” information to state that the summary summarizes “material” information.

Please see page 6 of the amended Form S-4 where such change has been made.

Summary Pro Forma Financial Information, page 20

4.	Please revise to reconcile the amounts presented here for noninterest income, noninterest expense and net loans to the amounts presented for these line items under Pro Forma Unaudited Combined Consolidated Financial Information on pages 64 and 65.

Please see pages 21, 64, 65 and 66 of the amended Form S-4 where the referenced amounts have been reconciled.

Risk Factors, page 22

5.	Some of your Risk Factors state that you cannot give assurance or that there is no guarantee of a particular outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate all such language.

Please see pages 22, 23 and 25 of the amended Form S-4 where such language has been eliminated/revised.

6.	Please revise the risk factor that directors and executive officers “might” have additional interests in the merger to discuss the actual conflicts of interest and to describe in quantitative terms the extent of the conflicts.

Please see pages 22 and 23 of the amended Form S-4 where such revision has been made.

Outstanding Voting Securities, page 31

7.	Please identify the natural person who is the beneficial owner of any entities that are not public companies.

Please see page 32 of the amended Form S-4 where additional footnotes have been added to identify the natural persons who possess beneficial ownership of the securities held by the listed non public company entities.

Background of the Merger, page 35

8.	Please provide more detail regarding the background of the merger including but not limited to the following:

LEWIS, RICE & FINGERSH, L.C.

United States Securities and Exchange Commission

January 24, 2007

•	the reasons that each of the various strategic alternatives were dismissed;

•	how you arrived at the current price, including the changes in the proposed price during the course of the negotiations; and

•	how you arrived at the current structure of the transaction offering stock and cash.

Please see pages 35 and 36 of the amended S-4 for such revised disclosure.

Recommendation of the Far West Board of Directors, page 38

9.	The board should specifically note each line item analysis in the Sheshmunoff report that does not support its recommendation and explain why, in spite of those analyses, it is recommending the transaction.

Please see page 39 of the amended S-4 for such revised disclosure.

Opinion of AmericanWest’s Financial Advisor, page 43

10.	Please provide the disclosure required by Item 1015(b)(5) regarding the determination of the amount of consideration.

Please see page 49 of the amended S-4 for such revised disclosure.

Contribution Analysis, page 46

11.	Please expand to include the estimated pro forma ownership if AmericanWest issued 100% stock in the transaction.

Please see page 46 of the amended S-4 for such revised disclosure.

Discounted Cash Flow Analysis, page 47

12.	Please include a reasonably detailed summary of this analysis.

Please see page 48 of the amended S-4 for such revised disclosure.

Interests in Certain Persons in the Merger, page 59

13.	Please quantify any compensation or other benefits that any director or officer of Far West may receive from AmericanWest. Please update the disclosure to include all recent agreements and understandings.

Please see page 62 of the amended S-4 for such revised disclosure.

LEWIS, RICE & FINGERSH, L.C.

United States Securities and Exchange Commission

January 24, 2007

Pro Forma Unaudited Combined Consolidated Financial Information, page 63

14.	Please revise to present all pro forma adjustments set forth in the footnotes in a self-balancing format such that each pro forma adjustment in the pro forma financial statements can be easily traced to the corresponding footnote.

Please see pages 67-70 of the amended S-4 for such revised disclosure.

15.	Please revise to disclose all material assumptions used to calculate each pro forma adjustment, providing a reader the information necessary to re-calculate the adjustment. Briefly describe the basis for your assumptions.

Please see pages 67-70 of the amended S-4 for such revised disclosure.

16.	We note the merger agreement provides for Far West to pay a special dividend to its shareholders before the effective time of the merger in the aggregate amount by which Far West’s shareholder’s equity before the effective time of the merger exceeds $50 million, after taking into account certain adjustments. Please revise to more clearly disclose how you have considered and reflected the special dividend.

Please see note (a)(1) on page 67 of the amended S-4 for such revised disclosure.

Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet, page 64

17.	Please revise to describe the methods used to determine each preliminary fair value adjustment.

Please see note (a)(2) on pages 67-68 of the amended S-4 for such revised disclosure.

18.	You state here that you anticipate issuing $15.0 million in junior subordinated debt. Please revise to reconcile to the amount reflected in the pro-forma adjustments. If you expect to incur issuance costs, please include a description of the estimate of such costs and the expected method of amortization.

Please see note (a)(1) on page 67 and note (a)(5) on page 69 of the amended S-4 for such revised disclosure.

Unaudited Pro Forma Combined Condensed Consolidated Income Statement, page 65

19.	Please revise to disclose how you determined each amortization or accretion adjustment made to assets acquired and liabilities assumed to reflect fair value as of the acquisition date.

Please see note (b)(1) on pages 69-70 of the amended S-4 for such revised disclosure.

20.	Please revise to disclose the terms of the junior subordinated debt you expect to issue.

Please see note (b)(2) on page 70 of the amended S-4 for such disclosure.

LEWIS, RICE & FINGERSH, L.C.

United States Securities and Exchange Commission

January 24, 2007

Exhibits 5.1, 8.1, and 8.2

21.	Either delete the statement refusing an obligation to update, or refile the opinion immediately prior to effectiveness.

The opinions will be refiled with an additional pre-effective amendment to the Form S-4 with the statement deleted.

Exhibit 8.2

22.	You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

The opinion will be revised to reflect this comment and will be filed with an additional pre-effective amendment to the Form S-4.

Form 10-K for the fiscal year ended December 31, 2005

Consolidated Statements of Cash Flows, page 48

23.	We note your response to comment one of our letter dated December 8, 2006 that the cash payment for sale of a branch of $14.5 million is more appropriately classified as an investing activity. We are not able to concur that this classification error is not a material change. Accordingly, please amend your Form 10-K to restate your financial statements to correct this error or provide us with your SAB 99 materiality analysis.

The company filed an amendment to its Forms 10-K for the years ended December 31, 2005 and 2004 with the Commission on January 22, 2007.

We would appreciate your comments at your earliest convenience. Please direct any inquiries to the undersigned at (314) 444-7761.

Sincerely,

/s/ John C. Bodnar
John C. Bodnar

JCB:lb

cc:	R. Blair Reynolds
Charles E. Greef